May 14, 2009
Mr. Praveen Kartholy
Reviewing Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Mr. Brian Cascio
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Anixter International Inc. Form 10-K for the fiscal year ended January 2, 2009 Filed February 27, 2009 File No. 001-10212
In response to your letter dated April 27, 2009, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in their review of our filing or in response to its comments on our filing.

Sincerely,
/s/ Dennis J. Letham
Dennis J. Letham
Executive Vice President — Finance Chief Financial Officer